UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson plc
("Pearson" or the "Company")

Pearson to propose the appointment of Ernst & Young LLP as new auditor from 2022

Pearson announces its intention to appoint Ernst & Young LLP ("EY") as its auditor for the financial year ending 31 December 2022, subject to shareholder approval at the 2022 Annual General Meeting.

This follows an extensive competitive tender process, which was overseen by the Company's Audit Committee. As a result of this process, the selection of EY was recommended, which has been approved by the Pearson Board. PricewaterhouseCoopers LLP ("PwC"), Pearson's current external auditor, will continue in its role and, further to reappointment by the Company's shareholders at the 2021 Annual General Meeting held on 30 April 2021, will undertake the audit of the Group and Company for the financial year ending 31 December 2021. The appointment of EY for the financial year ending 31 December 2022 will be recommended to Pearson's shareholders for approval at the 2022 Annual General Meeting.

Tim Score, Chair of Pearson's Audit Committee, said: "We would like to thank PwC for the work it has carried out to provide assurance during its time as the Company's auditor. We would also like to extend our thanks to all firms who participated in the thorough tender process and look forward to working with EY over the coming years."

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 14 June 2021
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary